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NAKED BRAND GROUP LIMITED (ACN 619 054 938)

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 10:00 a.m. on 19 December 2021, Sydney Time, (6:00 p.m. on 18 December 2021, New York Time).

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE NON-EXECUTIVE DIRECTORS RECOMMEND A VOTE “FOR” RESOLUTIONS 1-5.

RESOLUTION:		FOR	AGAINST	ABSTAIN
1	Approval of Proposed Transaction for all purposes, including item 7 of section 611 of the Corporations Act.	☐	☐	☐
2	Approval of the change in Company name.	☐	☐	☐
3	Approval to amend Constitution.	☐	☐	☐
4.1	Election of Mr Peter Wang as a Director.	☐	☐	☐
4.2	Election of Mr Chris Thorne as a Director.	☐	☐	☐
4.3	Election of Mr Joe Tong as a Director.	☐	☐	☐
5	Approval of Share Consolidation.	☐	☐	☐
6.1	Approval of Non-Executive Director Benefits...	☐	☐	☐
6.2	Approval of acceleration of CEO Phantom Warrants and grant of Incentive Award.	☐	☐	☐

CONTROL NUMBER

Signature________________________________ Signature, if held jointly ___________________________________ Date____________, 2021.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of ProxyMaterials for the Extraordinary General Meeting of Shareholders.

The Proxy Materials are available at:

https://www.cstproxy.com/nakedbrands/egm2021

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAKED BRAND GROUP LIMITED (ACN 619 054 938)

Proxy for the Extraordinary General Meeting of Shareholders to be held at 10:00 a.m. on 21 December 2021 (Sydney Time)

The undersigned appoints ______________________________________or failing the person or body corporate named, or if no person or body corporate is named, Mark Ziirsen, as proxy, with the power to appoint his substitute, and authorizes him to represent and to vote, as designated on the reverse hereof, all of the ordinary shares held of record by the undersigned at 10:00 a.m. on 21 December 2021, Sydney time at the Extraordinary General Meeting of Shareholders of Naked Brand Group Limited to be held at 10:00 a.m. on 21 December 2021, Sydney Time (6:00 p.m. on 20 December 2021, New York Time), or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL RESOLUTIONS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)